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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   Pursuant to Section 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the Month of August 2006

                        Commission File Number: 001-32677


                         ADVANTAGE ENERGY INCOME FUND
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                              Petro-Canada Centre
                     West Tower, 3100, 150-6th Avenue SW
                       Calgary Alberta, Canada T2P 3Y7
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                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F  [_]             Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes  [_]                   No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  August 1, 2006                       ADVANTAGE ENERGY INCOME FUND
                                             (Registrant)


                                             By:  /s/ Peter Hanrahan
                                                  --------------------------
                                                  Peter Hanrahan
                                                  Vice President Finance and
                                                  Chief Financial Officer

                                 INDEX TO EXHIBITS


EXHIBIT NUMBER      DESCRIPTION
--------------      ------------------------------------------------------------
     99.1           Notice of Annual and Special Meeting of Unitholders, dated
                    March 7, 2006.
     99.2           Instrument of Proxy: For Annual and Special Meeting of
                    Unitholders.
     99.3           Information Circular-Proxy Statement, dated March 7, 2006
     99.4           Report in Respect of Voting Results Pursuant to Section
                    11.3 of National Instrument 51-102- Continuous Disclosure
                    Obligations, dated April 26, 2006
     99.5           Material Change Report, dated May 5, 2006.
     99.6           Arrangement Agreement, among Advantage Energy Income Fund,
                    Advantage Oil & Gas Ltd., Ketch Resources Trust, Ketch
                    Resources Ltd., Advantage Investment Management Ltd., and
                    1231803 Alberta Ltd., dated April 24, 2006.
     99.7           Joint Information Circular and Proxy Statement with respect to a Plan of Arrangement, dated May 12, 2006.
     99.8           Instrument of Proxy (Arrangement)
     99.9           Report in Respect of Voting Results Pursuant to Section
                    11.3 of National Instrument 51-102, for Meeting held on
                    June 22, 2006.
     99.10          Interim Certificate CEO (Q1)
     99.11          Interim Certificate CFO (Q1)
     99.12          Material Change Report, dated June 30, 2006.
     99.13          Material Change Report, dated July 10, 2006.
     99.14          Material Change Report, dated July 17, 2006.